EXHIBIT 12

                            AMOCO CORPORATION
                         ______________________

             STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                        EARNINGS TO FIXED CHARGES
                  (millions of dollars, except ratios)

                              Nine
                             Months
                              Ended          Year Ended December 31,
                             Sept 30,
                               1995     1994    1993     1992     1991    1990

Determination of Income:
  Consolidated earnings
    before income taxes
    and minority interest..  $2,276   $2,491  $2,506   $  998   $2,035  $3,410
  Fixed charges expensed by
    consolidated companies.     313      316     350      376      479     596
  Adjustments for certain
    companies accounted for
    by the equity method...      27        7      11       28       20      35

  Adjusted earnings plus
    fixed charges..........  $2,616   $2,814  $2,867   $1,402   $2,534  $4,041

Determination of Fixed Charges:
  Consolidated interest on
    indebtedness (including
    interest capitalized)..  $  239   $  288  $  299   $  333   $  433  $  532
  Consolidated rental
    expense representative
    of an interest factor..      65       23      50       44       54      60
  Adjustments for certain
    companies accounted for
    by the equity method...       8        5       8       20       24      25

  Total fixed charges......  $  312   $  316  $  357   $  397   $  511  $  617

Ratio of earnings to
  fixed charges............     8.4      8.9     8.0      3.5      5.0     6.5




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